                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF FEBRUARY 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: RECOMMENDATIONS FROM THE BOARD FOR A NEW CORPORATE GOVERNANCE

Board with a majority of independent directors

Shareholders invited to take them into account, starting with the upcoming submission of slates for the renewal of the Board

Threshold to submit candidates set at 0.5% of share capital entitled to vote

Ordinary shareholders’ meeting called for 16 April

Milan, 27 February 2014

Today’s meeting of the Board of Directors of Telecom Italia, chaired by Aldo Minucci, unanimously approved the text of the report to the shareholders’ meeting on the appointment of the new Board.

The document, which was developed from the proposals of Chief Executive Officer Marco Patuano, formulates suggestions and recommendations to the shareholders in light of the candidacies for the upcoming renewal of the Board of Directors, to ensure that the company has an adequate governance structure.

In short, the Board's report, the contents of which are shared with the Board of Statutory Auditors, suggests:

1)

The reduction to 11 or 13 members for the composition of the next Board of Directors.

2)

A term of office of three financial years (until approval of the financial statements at 31 December 2016) and remuneration proportional to the new composition of the board.

3)

A delegated powers structure based on a non-executive Chairman and a separate Chief Executive Officer, strongly focussed on the work of the board as a whole based on the investigative activities of its committees.

4)

That the Chairman be chosen from among the appointed Directors who fulfil the requirements of independence and represents a an impartial guarantor of all the shareholders.

5)

A Control and Risk Committee of 5 members (currently 4) and a Nomination and Remuneration Committee comprised of 3 members, with different chairs to be assigned to independent Directors, preferably from the minority slates. It suggests that an Executive Committee should not be constituted.

6)

Ensuring the new Board of Directors a substantial level of independence from both the management and the reference shareholder. It therefore recommends that in each slate there should be a clear majority of candidates qualifying as independent according to the criteria of the Corporate Governance Code of Borsa Italiana. The assessment of independence should be carried out examining substance over form: maximum transparency is suggested in the description of the connecting relations, in the broadest sense, of the individual candidates with the relative majority shareholders, the remaining major shareholders, those who submit the slate, and the related executive management, as well as the Telecom Italia Group, extending the period of time considered to at least 3 years.

7)

Ensuring an adequate mix of professional skills and competencies. The competences deemed opportune on the Board are those regarding the telecommunications sector or closely related businesses, finance, organisation, risk management and internal control. Experience in CEO and CFO roles in major companies is preferred, although the contribution of academics with expertise in financial and taxation matters, risk management and law is also deemed useful. An international dimension would be welcome, with the inclusion of non-Italians or people with experience gained abroad in the slates of candidates.

8)

That, when the slates are submitted, the characteristics of the candidates are illustrated and the reasons they are suitable to hold office as directors of Telecom Italia are argued. Moreover, regarding the candidates qualified as independent, the reasons they so qualify should be explained.

9)

Submitting the slates of candidates (and obviously the proposals on the number, duration and remunerations) sufficiently in advance of the deadline as per law.

Finally, it suggests that the next Board defines any amendments to be made to the Bylaws and/or the remaining corporate governance instruments in force in order to implement the recommendations summarized above and in any case the best practices.

The proposal contained in the document to renew Telecom Italia's corporate governance stems from the desire to meet the demands arising from the debate conducted during the last shareholders' meeting held on 20 December 2013. The recommendations listed are the fruit not only of the experience it has accrued during its term of office, which is now coming to an end, but also of in-depth benchmarking against comparable Italian and international companies, direct comparison with some of the major shareholders and authoritative representatives of the world of institutional investors, proxy advisors, and Assogestioni. Finally, account was also taken of the contributions made by individual Directors and shareholders, who spontaneously supplied suggestions and professional contributions.

Adopting an interpretation of the Bylaws text more favourable for minorities, and which, according to Consob, is more in line with the rationale behind the regulation on slates voting, the Board of Directors has indicated the minimum shareholding required to submit candidates is set at 0.5% of the share capital entitled to vote. The Shareholders' Meeting is called to appoint the new Board of Directors, reserving the right to complete the agenda in the meeting on 6 March next. The Shareholders' Meeting will therefore be held on 16 April 2014 at the location of Rozzano (Milan).

The explanatory report of the Board of Directors on corporate governance will be published on the company website (www.telecomitalia.com/assemblea).

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 27th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager